Exhibit 2.2

EXECUTION VERSION

STRICTLY CONFIDENTIAL

7 April 2022

WARRANTY DEED

relating to

BEIT HOLDINGS, LLC

between

THE PERSONS NAMED IN SCHEDULE 1

as Warrantors

and

LITTELFUSE, INC.

as Buyer

Table of Contents

		Page

1	WARRANTIES	1
2	SECOND DISCLOSURE LETTER	2
3	INSURANCE	2
4	LIMITATIONS ON LIABILITY AND NOTICE OF AND CONDUCT OF CLAIMS	2
5	ASSIGNMENT	3
6	ENTIRE AGREEMENT	3
7	GENERAL	3
SCHEDULE 1 WARRANTORS
SCHEDULE 2 WARRANTIES		7
SCHEDULE 3 LIMITATIONS ON LIABILITY AND NOTICE OF AND CONDUCT OF CLAIMS		22
SCHEDULE 4 INFORMATION ABOUT THE COMPANY
SCHEDULE 5 TAX COVENANT		24
SCHEDULE 6 DEFINITIONS AND INTERPRETATION		31

THIS DEED (the “Deed”) is made on 7 April 2022 between:

(1)	Littelfuse, Inc., a corporation incorporated in Delaware, whose registered office is at 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801, United States of America (the “Buyer”); and

(2)	those persons whose names and addresses are set out in Schedule 1 (each a “Warrantor” and together, the “Warrantors”).

WHEREAS

(A)	The Warrantors are engaged in the management of the operations of the Group.

(B)
In connection with the sale of the Units to the Buyer pursuant to the Sale and Purchase Agreement (the “Transaction”), the Warrantors have agreed to give the Warranties and a Tax Covenant on and subject to the terms and conditions contained in this Deed.

IT IS AGREED as follows:

1	WARRANTIES

1.1	Each Warrantor:

(a)	severally warrants to the Buyer that each of the Warranties is true and accurate as at the date of this Deed; and

(b)
will be deemed to severally warrant to the Buyer immediately prior to Completion that each of the Warranties is true and accurate at that time, as if references in the Warranties to “the date of this Deed” were references to the Completion Date.

1.2	The Exchange Warranties are qualified by matters Disclosed in the Disclosure Letter and/or in the Data Room, but not, for the avoidance of doubt, the matters Disclosed in the Second Disclosure Letter.

1.3	The Completion Warranties are qualified by matters which arise after the date of this Deed and are Disclosed in the Disclosure Letter, the Second Disclosure Letter and/or in the Data Room.

1.4
The Exchange Warranties, the Completion Warranties and, where applicable, the Tax Covenant are subject to the limitations and exclusions set out in Clause 4 (Limitations on Liability and Notice of and Conduct of Claims) and Schedule 3 (Limitations on liability and notice of conduct of claims).

1.5	Each of the Warranties shall be separate and independent and (unless expressly provided to the contrary) shall not be limited by reference to any of the other Warranties or by anything in this Deed.

1.6	Schedule 5 of this Deed shall apply with effect from Completion.

1.7
The Buyer acknowledges and agrees that it does not rely on and has not been induced to enter into this Deed on the basis of, and will (in the absence of fraud on the part of that Warrantor) make no claim against any Warrantor in respect of, any warranties, representations, covenants, undertakings or any other statement whatsoever, other than expressly set out in this Deed.

1.8	No warranty, express or implied, is given by any Warrantor whatsoever in respect of any budget, forecast or projection of any nature made or supplied by or on behalf of any person.

1.9
The Buyer undertakes to each of the Warrantors not (except in the case of fraud on the part of that Warrantor) to initiate or pursue (either directly or through any other person including without limitation any Group Member) proceedings of any kind against any present or former director, officer, employee or partner of any Group Member or the Seller, in each case in respect of this Deed (other than any of the Warrantors (but then strictly in accordance with the terms of this Deed)).

2	SECOND DISCLOSURE LETTER

2.1
No later than 5:00 p.m. on the fifth Business Day after satisfaction of all the Conditions, the Warrantors shall deliver to the Buyer (or procure the delivery to the Buyer of) a substantially final draft of the Second Disclosure Letter.

2.2
Prior to Completion, the Warrantors shall deliver to the Buyer (or procure the delivery to the Buyer of) the Second Disclosure Letter and any document or information expressly referred to in such letter that is not contained in the Data Room.

3	INSURANCE

3.1
The Buyer hereby confirms to the Warrantors that it has taken out the Warranty and Indemnity Insurance Policy and shall ensure that the Warranty and Indemnity Insurance Policy includes an express waiver (the “Subrogation Waiver”) of any rights of subrogation against any Warrantor (except in the case of fraud by a Warrantor, in which case such waiver shall cease to apply in respect of that Warrantor only) and shall deliver to the Warrantor’s Representative the signed Warranty and Indemnity Insurance Policy evidencing the term of such waiver on or before the date of this Deed.

3.2	The Buyer shall not amend the Subrogation Waiver without the prior written consent of the Warrantors.

3.3
The Buyer acknowledges that there shall not be any excess or any other amount payable by the Warrantors under the Warranty and Indemnity Insurance Policy and the Buyer shall be solely responsible for the payment of the insurance premium to the warranty and indemnity insurer of the Warranty and Indemnity Insurance Policy.

3.4
The Buyer acknowledges and agrees that, irrespective of whether the Warranty and Indemnity Insurance Policy is procured; any non-satisfaction of the conditions to the Warranty and Indemnity Insurance Policy; any exclusions or non-insured Warranties under the Warranty and Indemnity Insurance Policy; any vitiation, expiry or termination of the Warranty and Indemnity Insurance Policy or non-payment or partial non-payment of a claim under the Warranty and Indemnity Insurance Policy; or any other failure of the insurer(s) under the Warranty and Indemnity Insurance Policy to cover, accept or make any payment for any claim,

(i)	its recourse against the Warrantors for any Claim pursuant to this Deed shall not exceed USD 1.00 in aggregate; and

(ii)	it shall have no right to, and shall not, commence or pursue any proceedings against a Warrantor in respect of a Claim,

save, in each case, that a Claim arises or is increased as a result of fraud on the part of that Warrantor.

4	LIMITATIONS ON LIABILITY AND NOTICE OF AND CONDUCT OF CLAIMS

The provisions of Schedule 3 (Limitations on liability and notice of conduct of claims) and the matters referred to therein will, to the extent set out or referred to therein, operate to limit the liability of the Warrantors in respect of any Claim, provided that none of the limitations contained in Schedule 3 will apply to any Claim which arises or is increased as a result of fraud on the part of that Warrantor.

5	ASSIGNMENT

No Party will be entitled to assign, transfer, charge, subcontract or otherwise alienate all or any of its rights, benefits or obligations under this Deed without the prior written consent of the Buyer, the Warrantors’ Representative and the warranty and indemnity insurer, except that the Buyer may assign its rights (but not its obligations) to one of its Affiliates for so long as such assignee remains a member of such group and provided that the non-assigning Parties shall be under no greater obligation and have no lesser rights as a result of such assignment.

6	ENTIRE AGREEMENT

6.1
This Deed and the Transaction Documents together constitute the entire agreement and understanding of the Parties and supersede any previous agreement between the Parties (whether written or oral) relating to the subject matter of this Deed.

6.2
Each of the Parties acknowledges and agrees that, in entering into this Deed, it does not rely on nor has it been induced to enter into this Deed and/or the other Transaction Documents by, and will have no remedy in respect of, any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision (whether negligently or innocently made) of any person (whether a Party or not) other than as expressly set out in this Deed or another Transaction Document.

6.3
Save as expressly set out in this Deed, no Party shall be entitled to rescind, repudiate or terminate this Deed in any circumstances whatsoever at any time and each Party irrevocably and unconditionally waives any rights of rescission, repudiation or termination it may have.

6.4	Nothing in this Deed will operate to limit or exclude any liability for fraud or fraudulent misrepresentation.

7	GENERAL

7.1	Illegality and severance

If a provision of this Deed is held to be illegal, invalid or unenforceable, in whole or in part, in any relevant jurisdiction, the legality, validity and enforceability of the remaining provisions of this Deed shall not in any way be affected or impaired thereby.

7.2	Variation

Any variation or amendment of this Agreement will be effective only if it is in writing and signed by or on behalf of each of the Parties. Each of the Warrantors hereby irrevocably appoints the Warrantors’ Representative with full power to sign any variation or amendment of this Deed.

7.3	Misrepresentation

Each of the Parties acknowledges and agrees that, in entering into this Deed, it does not rely on, nor has been induced to enter into this Deed, and will have no remedy (in equity or tort, under the Misrepresentation Act 1967 or in any other way) in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether a Party or not) other than as expressly set out in this Deed or any Transaction Document. Nothing in this Deed will, however, operate to limit or exclude any liability for fraud.

7.4	Waiver

A delay in exercising, or failure to exercise, any right or remedy under this Deed does not constitute a waiver of such or other rights or remedies nor will operate so as to bar the exercise or enforcement thereof nor will be treated as an affirmation of this Deed. No single or partial exercise of any right or remedy under this Deed will prevent further or other exercise of such other rights or remedies.

7.5	Costs

Each Party will pay its own fees, costs and expenses arising from the negotiation, preparation and implementation of this Deed, including the fees and disbursements of their respective legal, accountancy and other advisers.

7.6	Rights of Third Parties

Save as provided in Clause 1.8 (Warranties), a person who is not a Party has no rights under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce any term of this Deed except that an assignee pursuant to Clause 5 (Assignment) may enforce and rely on this Deed as if it were a Party. Without prejudice to Clause 1.8 (Warranties), the Parties may amend the terms of this Deed in accordance with Clause 7.2 (General) and without the consent of any other person.

7.7	Effect of Completion

Except to the extent that they have been performed and except where the Deed provides otherwise, the rights and obligations contained in this Deed remain in force after Completion.

7.8	Counterparts

This Deed may be executed in any number of counterparts, each of which when executed and delivered constitutes an original of this Deed, but all the counterparts will together constitute one and the same agreement. No counterpart will be effective until each Party has executed at least one part or counterpart.

7.9	Notices

(a)
A notice or other communication given under this Deed will be in writing and signed by or on behalf of the person giving it and will be served by delivering it to the Party due to receive it at the address and email address set out in Clause 7.9(b) (General) and will be deemed to have been delivered in accordance with this Clause 7.9 (General).

(b)	The Parties’ addresses and e-mail addresses for the purposes of this Deed are:

Buyer
Littelfuse, Inc.
8755 W. Higgins Rd., Suite 500
Chicago, IL 60631
For the attention of: Chief Legal Officer
Email: rstafford@littelfuse.com

with a copy (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
For the attention of: Edward D. Herlihy / Mark F. Veblen
Email: EDHerlihy@wlrk.com / MFVeblen@wlrk.com

and

Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT
For the attention of: Tom Rose
Email: Tom.Rose@macfarlanes.com

Warrantors’ Representative
Cathy Yang
465 Waverley Oaks Road, Suite 400, Waltham, MA 02452, USA
Email: cathy.yang@ckswitches.com

with a copy to (which shall not constitute notice):

Ashurst LLP
Cour à droite, 18 Rue Édouard VII entrée par le 3, 75009 Paris, France
For the attention of: Noam Ankri
Email: Noam.Ankri@Ashurst.com

and

Sun European Partners, LLP
2 Park Street, 1st Floor, London W1K 2HX
For the attention of: Antony Levinson
Email: alevinson@suncappart.com

or such other address or e-mail address as the relevant Party notifies to the other Party, which change of address will only take effect if delivered and received in accordance with this Clause 7.9 (General).

(c)	A notice so addressed will be deemed to have been received:

(i)	if personally delivered, at the time of delivery;

(ii)	if sent by pre-paid first class post, recorded delivery or registered post, two (2) Business Days after the date of posting to the relevant address;

(iii)	if sent by registered air-mail, five (5) Business Days after the date of posting to the relevant address; and

(iv)
if sent by email, on completion of sending of the email by the sender, save that if the sender receives an automated “undeliverable” response such notice will be deemed not to have been delivered and that if such notice of communication is received after the end of normal working hours (and “normal working hours” will be deemed to be 8.30 a.m. to 5.30 p.m. on any Business Day in the country of the recipient), such notice or communication will be deemed to have been received on the next Business Day.

7.10	Warrantors’ Representative

Cathy Yang is hereby appointed to act as the Warrantors’ Representative who may authorize the making of any notices, requests, consents, elections or proposals on behalf of the Warrantors to the Buyer. Service of any notice or other communication on the Warrantors’ Representative shall be deemed to constitute valid service of such notice on each of the Warrantors as the case may be and the Buyer shall be entitled to have regard only to, and to rely absolutely upon and act in accordance with (without any liability to any Party for having relied or acted thereon) notices, requests, consents, elections or proposals or any other communications, issued by the Warrantors’ Representative. The Warrantors may at any time by unanimous decision appoint a different person to act as the Warrantors’ Representative provided (i) such person is a Warrantor and (ii) written notice of such new appointment is given to the Buyer and to each other Party ten (10) Business Days prior to the change becoming effective. At any time the Warrantors’ Representative may elect no longer to act as such and shall cease so to act on serving no less than ten (10) Business Days’ written notice of its decision no longer to act on each other Party. If no replacement Warrantors’ Representative has been appointed pursuant to this Clause 7.10 (General) in such circumstances, the General Counsel of the Group from time to time shall be deemed to be so appointed until such time as an alternative appointment is made pursuant to this Clause.

7.11	Governing Law and Jurisdiction

(a)	This Deed and all matters (including any contractual or non-contractual obligation) arising from or connected with it are governed by, and will be construed in accordance with, the laws of England.

(b)
Each of the Parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute, whether contractual or non-contractual, which may arise out of or in connection with this Deed and that accordingly any proceedings arising out of or in connection with this Deed shall be brought only in such courts. Each of the Parties irrevocably submits and agrees to submit to the jurisdiction of such courts and waives (and agrees not to raise) any objection to proceedings in such courts on the ground of venue or that proceedings have brought in an inconvenient forum or on any other ground.

THIS DEED IS EXECUTED AND DELIVERED AS A DEED ON THE DATE SHOWN ON THE FRONT OF THIS DEED

SCHEDULE 2

WARRANTIES

1	CORPORATE MATTERS

(a)	The units listed in row 5 of Schedule 4 (Information about the Company) constitute all of the units in the capital of the Company.

(b)
The units or shares (or equivalent interests) listed in Schedule 2 of the Sale and Purchase Agreement constitute all of the issued and allotted units or shares (or equivalent interests) in the capital of the Group Members (other than the Company).

(c)	The units or shares (or equivalent interests) in the Company and Group Members have been properly and validly issued and allotted and are fully paid.

(d)	There are no Encumbrances on any units or shares (or equivalent interests) in any Group Member nor is there any agreement to create any such Encumbrance.

(e)
No person has any right (whether exercisable now or in the future and whether contingent or not) to call for the creation, allotment, issue, sale, transfer, redemption, disposition, acquisition or repayment of any share or unit (or equivalent interests) or loan capital in a Group Member (including, without limitation, any option, agreement or other arrangement (including conversion rights, rights of first refusal and rights of pre-emption)).

(f)
There are no outstanding stock appreciation, phantom stock, profit participation, conversion, preemptive, redemption, repurchase or other outstanding rights, warrants, or convertible, exercisable or exchangeable securities or other ownership interest in any Group Member or similar rights (whether exercisable now or in the future and whether contingent or not) with respect to any Group Member or its shares or units (or equivalent interests).

(g)
No Group Member has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) on any matter.

(h)	There are no contracts, voting trusts, proxies or understandings with any person relating to the voting, purchase or sale of the securities of any Group Member.

(i)
Neither the execution of this Deed or the other Transaction Documents nor the consummation of the Transaction will (i) violate or conflict with any Applicable Law or constitutional or organizational documents of any Group Member, (ii) constitute or result in a breach of, or give to any person any rights of pre-emption, termination, amendment, recapture, acceleration, payment or cancellation of, or result in the creation of any Encumbrance Right, or result in the enforcement by the beneficiary thereof of any put option, call option, security interest or other undertaking involving any property, asset or right of or relating to any Group Member, pursuant to any agreement to which any Group Member, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any person pursuant to, the constitutional or organizational documents of any Group Member, any contract to which any Group Member is a party or by which it or its properties or assets are bound.

2	ACQUISITIONS AND DISPOSALS

(a)
All material details of any acquisitions or disposals of any business, shares, or any material asset made in the past four (4) years (the “Acquisitions” and each an “Acquisition”) by any Group Member (including the acquisition or disposal of any member or former Group Member) together with all documentation relating thereto are included in folders 3.12.2 and 3.1.10 in the Data Room.

(b)
All consideration and deferred, adjustable or contingent consideration in connection with the acquisition, sale or disposal of any business, shares, or any material asset has been paid and no deferred, adjustable or contingent consideration remains outstanding or may become payable by the Group in respect of any of the Acquisitions.

3	CONSTITUTION

(a)
Data Room folders 3.1.3, 3.1.13, 3.12.1.1, 3.12.4.1 and 8.1.2.4.17 contain true, complete and accurate copies of the constitutional or organizational documents of each Group Member as of the date of this Deed and no Group Member is in violation of any provision of its constitutional or organizational documents. The statutory books and company registries of each Group Member (where required to be kept by Applicable Laws) have been properly kept in all material respects, are up to date and contain complete and accurate details of all matters required by Applicable Laws to be entered in such statutory books. All filings, publications, registrations and other formalities required by Applicable Law to be delivered or made by the Group Members to company registries in each relevant jurisdiction have been duly delivered or made on a timely basis in all material respects.

4	ACCOUNTS

(a)	The Accounts:

(i)	have been properly prepared from the books of accounts and ledgers of the Group Members in accordance with Applicable Law and US GAAP applied on a consistent basis;

(ii)
give a true and fair view of the state of assets, liabilities and financial position of the Group as at the Accounts Date and of its profit or loss, cash flows and results of operations for the financial year ended on that date.

(b)	The Locked Box Accounts:

(i)	have been prepared from the books of accounts and ledgers of the Group Members in accordance with Applicable Law and US GAAP applied on a consistent basis; and

(ii)	give a true and fair view of the state of assets, liabilities and financial position of the Group as at the Locked Box Date for the financial year ended on that date.

(c)
The historical financial statements of the Group provided in the Data Room with respect to the periods after December 31, 2021 have been prepared from the books of accounts and ledgers of the Group Members in accordance with Applicable Law and US GAAP applied on a consistent basis and give a true and fair view of the state of assets, liabilities and financial position of the Group as the dates thereof and of its profit or loss, cash flows and results of operations for the periods stated therein.

(d)
Except as specifically reflected or reserved against in the Locked Box Accounts (including the schedules thereto) or liabilities incurred since the Locked Box Date in the ordinary and usual course of business that would not reasonably be expected to be, individually or in the aggregate, material to the Group, taken as a whole, none of the Group Members has any off-balance sheet obligation (including guarantees, options or similar obligations) or other liability (whether or not it should have been recorded in the Locked Box Accounts according to the Group’s accounting policies, principles, practices, treatments, practices and categorisations).

(e)
The Group has devised and maintains processes of internal controls sufficient to provide reasonable assurances, on a monthly basis, that (i) that transactions are executed in accordance with the general or specific authorization of management of the Group, (ii) transactions are recorded to permit the preparation of the financial statements of the Group (including the Locked Box Accounts) in conformity with US GAAP and to maintain proper accountability for items and (iii) actual levels are compared with budgeted levels and the recorded accountability for assets is compared with the existing assets, in each case at reasonable intervals and appropriate action is taken with respect to any differences.

(f)
The Group, based on the most recent evaluation of internal control over financial reporting, have not identified (i) any significant deficiencies or material weaknesses in the design or implementation of internal controls over financial reporting that are reasonably likely to materially and adversely affect the Group’s ability to record, process, summarize and report financial information or (ii) any fraud that involves management or other employees of the Group who have a significant role in the Group’s internal controls.

(g)
To such Warrantor’s knowledge, the accounts and notes receivables reflected in the Locked Box Accounts are valid and enforceable claims and have been fully collected or are fully collectible in the ordinary and usual course of business (without need to commence any legal action or to appoint a collection agency), subject to the provisions for bad debts reflected in the Locked Box Accounts.

(h)	The Accounts are contained in folder 2.2.1 of the Data Room.

5	SUBSIDIARY UNDERTAKINGS

(a)	Each allotted and issued share of each Subsidiary Undertaking is legally and beneficially owned by the Company or another Group Member.

(b)	No Group Member has any interest in, or has agreed to acquire, any share capital or other security or interest of any other body corporate other than the Subsidiary Undertakings.

(c)	Each Group Member is duly organized and validly existing under Applicable Law.

(d)
Each Group Member has the corporate power and authority to own or lease all of its properties and assets and to carry on its businesses as presently conducted. Each Group Member is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it in or the operation of the business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to be material to the Group.

(e)	No Group Member is in default under, or in violation of, any material provision of its constitutional or organizational documents.

6	EVENTS SINCE THE ACCOUNTS DATE AND THE LOCKED BOX DATE

Since the Locked Box Date:

(i)	no Group Member has declared, made or paid any dividend or other distribution other than to any other Group Member;

(ii)	no Group Member has incurred any additional borrowings or any other indebtedness otherwise than in the ordinary and usual course of carrying on its business;

(iii)	the Group Members have conducted their activities in the ordinary and usual course of business;

(iv)
there has not been any material adverse change in the business, assets, results of operations or financial position of the Group, and to such Warrantor’s knowledge, no event, fact or matter has occurred that may be reasonably be expected to give rise to any such change; and

(v)
no Group Member has taken, or made any commitment to take, any action that would have required the Buyer’s consent pursuant to Clause 4.1 of the Sale and Purchase Agreement had Clause 4.1 of the Sale and Purchase Agreement been applicable during such period.

7	CONTRACTS AND COMMITMENTS

(a)
No Group Member has received written notice to avoid, terminate, repudiate, rescind disclaim, cancel, not renew, accelerate or materially amend the terms of a Material Contract nor has any party to a Material Contract given or threatened to give such notice, in each case in the twenty four (24) months immediately preceding the date of this Deed.

(b)	No Group Member has (within the twenty four (24) months immediately preceding the date of this Deed) received written notice of any claim for breach of any Material Contract.

(c)	All Material Contracts are valid and binding in accordance with their respective terms in all material respects and do not contravene, in any material respects, Applicable Laws.

(d)
The Group Members and, to such Warrantor’s knowledge, each other party thereto have complied with their respective obligations under the Material Contracts in all material respects and, to such Warrantor’s knowledge, no event has occurred which, after notice or lapse of time or both, constitutes a material default under, nor gives rise to any cancellation or threatened cancellation, termination, non-renewal, amendment or acceleration of any Material Contract or to the payment of any material penalty or indemnity whatsoever under any Material Contract.

(e)
The execution, delivery and performance by the Seller and the Company of the Transaction Documents and the consummation of the Transaction will not violate, conflict with, result in any breach of, constitute a default under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Material Contract.

8	LITIGATION AND COMPLIANCE

(a)
No Group Member is involved, or has threatened to be involved, whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration (other than as claimant in the collection of debts arising in the ordinary and usual course of its business) (i) where the amount in dispute exceeds USD 100,000 or (ii) which is otherwise material to the business of the Group.

(b)
No Group Member is currently undergoing, or during the past four (4) years has undergone, any investigation, disciplinary proceeding, enquiry, non-routine audit or non-routine visit by a regulatory authority, outstanding or anticipated, which relates to the business of that Group Member.

(c)
Copies of all Group Member-wide and, to such Warrantor’s knowledge, local compliance, risk management and internal audit policies currently in force and issued by the Group are contained in folders 3.10, 3.11, 3.12.1.4, 3.12.4.3, 8.1.2.6 and 8.1.2.7 of the Data Room.

(d)	No Group Member is affected by any existing or pending judgments or rulings, orders or decrees of any court or governmental authority or any expert determination or arbitral award.

(e)
All material licences, consents and authorisations required for the carrying on of the businesses of each Group Member in the manner and the place in which they are now carried on are valid, subsisting and being complied with in all material respects.

(f)	The Group Members operate, and have operated during the past four (4) years, their businesses and operations in all material respects in compliance with all Applicable Laws.

(g)
None of the Group Members or their respective Affiliates have received any written notice during the past four (4) years from any Governmental Entity with respect to a material violation and/or material failure to comply with any Applicable Law, relating to the Group Members or the businesses or operations thereof, or requiring it to take or refrain from taking any action. The Group Members have not received any written or, to such Warrantor’s knowledge, oral notification of investigation, disciplinary proceeding or enquiry and to such Warrantor’s knowledge there is no investigation, disciplinary proceeding or enquiry threatened against or relating to any of the Group Members. No Group Member is bound by any existing judgment, order or decree of, nor in the past four (4) years has given any continuing undertakings to, any Governmental Entity.

(h)
To such Warrantor’s knowledge, each Group Member has obtained each Governmental Authorization required for the conduct of their businesses and operations (the “Permits”). To such Warrantor’s knowledge, no event has occurred that would constitute a material breach or default or would cause termination or revocation of any such Permits. None of the Group Members or their respective Affiliates has received any written notice during the past four (4) years suggesting that a breach, default, termination or revocation has occurred or is likely to occur or that such Permit may be amended in any material respect, suspended or subject to a refusal to renew. The Group Members operate their businesses and operations as conducted at the date hereof in compliance in all material respects with the Permits. The Permits are held in the name of the applicable Group Member, are valid and are in full force and effect and have been complied with by each of the Group Members in all material respects during the past four (4) years. All applications required for the renewal of such Permits have been duly and timely filed with the appropriate Governmental Entity and all material declarations, reports and notices required pursuant to Applicable Laws and such Permits have been duly and timely filed.

9	INTELLECTUAL PROPERTY

(a)
Details of the Intellectual Property and domain names which are material to the Group (the “Material IP”) have been Disclosed to the Buyer in the Data Room including (i) patents and patent applications; (ii) registered and unregistered trademarks or service marks; (iii) registered copyrights and applications to register copyrights; and (iv) Internet domain names.

(b)
Each Group Member owns (i) all right, title and interest in and to the Material IP free and clear of all Encumbrances, or (ii) possesses adequate licences, consents or other permissions to use, all Intellectual Property necessary for the carrying on of the business of the Group Member in the manner in, and to the extent to, which it is or has been conducted at the date of this Deed.

(c)
All Material IP is either exclusively legally and beneficially owned by a Group Member or is lawfully used by each Group Member under a licence from or with the consent or other permission of the owner.

(d)
The Material IP is to such Warrantor’s knowledge, (i) valid, subsisting and enforceable, (ii) in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding order adversely affecting a Group Member’s use thereof or rights thereto, or that would impair the validity or enforceability thereof. There are no actions or proceedings pending, and there have been no actions or proceedings pending, settled, or otherwise compromised, decided, or asserted, or threatened in writing or, to such Warrantor’s knowledge, otherwise threatened, challenging the ownership, scope, validity, registrability, enforceability, or use of, or licensed right to use, the Material IP.

(e)
Each Group Member secured valid written waivers of all moral, common law or statutory rights, including any rights to compensation, remuneration or royalties in connection with service inventions, from all consultants, contractors, and employees, present and former, who contributed to the creation or development of any of the Material IP, and a valid and enforceable written assignment of the Material IP to those contributions.  Each current or former employee, officer, director, consultant, contractor, founder and advisor who develops or has developed for or on behalf of a Group Member, any Intellectual Property relating to the business of the Group Member, has executed and delivered to the Group Member a written agreement, that validly and irrevocably assigns to the Group Member all Intellectual Property created, developed, written, invented, conceived or discovered in connection with their engagement.

(f)
No Group Member has entered into any Intellectual Property related agreements under which any Person has been granted rights by the Group Member to any of the Material IP. No Group Member has entered into any Intellectual Property related agreements under which rights have been granted to a Group Member for any Intellectual Property of a third-party.

(g)
There are no actions that must be taken by any Group Member within ninety (90) days of the Completion Date that, if not taken, will result in the loss of any Material IP, including the payment of any registration, maintenance or renewal fees or the filing of any responses to any patent and trademark office, actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Material IP.

(h)
No Group Member uses or has used or requires any third-party software for the conduct of the business of the Group Member, except for such third-party software as may be readily obtained by license from third party vendors of that software on reasonable commercial terms.

(i)
Each Group Member has taken all necessary and appropriate steps to maintain the secrecy of all trade secrets and other confidential information of the Group Members and all confidential information obtained from third parties, including by entering into written non-disclosure agreements with all third parties to whom disclosure of confidential information and trade secrets is made, prior to that disclosure. All such non-disclosure agreements are in full force and effect and in good standing and no breach of any such non-disclosure agreement has occurred.

(j)
None of the Group Members have entered into or are otherwise bound by any contract with any Governmental Entity, nor any university, college, or other educational institution or research center (each, an “Institution”), for the development of products used in the business of any Group Member. No Material IP was developed with funding from, or using the facilities or resources of, any Governmental Entity or Institution. No Governmental Entity or Institution has any right, title, or interest in, or license to, any products or Material IP or the right to restrict the sale, licensing, distribution, transfer, or other commercialization or exploitation of any such products or Material IP of any Group Member. No Governmental Entity or Institution has any consent right relating to the sale, transfer, or delivery of any Material IP of a Group Member.

(k)
None of the Group Members has made any contribution, is bound by, or has agreed to be bound by, any contract which purports to license or potentially license any Material IP as a result of any contribution or disclosure to or participation in any SIG.

(l)
To such Warrantor’s knowledge: (i) the current operation of the business of a Group Member does not conflict with, infringe upon, misappropriate, or violate the Intellectual Property rights of any third party, (ii) none of the Group Members has misappropriated, used or disclosed without authorization any Intellectual Property of any third person, (iii) no Person is currently infringing or otherwise violating any Material IP, and (iv) no Group Member is the subject of any pending or threatened actions or legal proceeding, or has received any written notice of any infringement or violation of any Intellectual Property rights of any third party.

(m)
None of the Group Members or their Affiliates has commenced any actions or proceedings challenging the (i) Intellectual Property rights of any third party, (ii) unauthorized use, disclosure, infringement or misappropriation by any third person of any of the Material IP.

10	DATA PROTECTION AND CYBERSECURITY

For the purposes of Clauses 10(a) – (b) (Data Protection and Cybersecurity), the terms “personal data”, “personal data breach”, “process” (and its cognates), and “supervisory authority” shall have the meaning given to them in the GDPR.

(a)
Each Group Member complies, and during the past four (4) years has complied, in material respects with Data Protection Legislation, including through the ongoing implementation and ongoing monitoring of appropriate written policies, notices, logs and procedures and by safeguarding relevant transfers of personal data to and from another Group Member and third parties located outside the European Economic Area by way of a valid data transfer mechanism under Data Protection Legislation. Each Group Member: (i) maintains reasonably accurate and up-to-date records of their personal data processing activities; and (ii) has, where required, entered into contracts with its customers and vendors, that meet the requirements of Data Protection Legislation. Each Group Member has during the past four (4) years complied with all applicable requirements of its privacy policies.

(b)
In the past four (4) years, no Group Member has received notice alleging non-compliance with any Data Protection Legislation (including any enforcement notice, monetary penalty notice, deregistration notice, transfer prohibition notice or equivalent notice) from the local data protection authorities or any supervisory authority.

(c)
In the past four (4) years, there has been no personal data breach, or unauthorised access, use or modification, or other breach of security of personal data collected or maintained by or on behalf of any Group Member.

11	INSOLVENCY

(a)	No Insolvency Event has occurred in relation to a Group Member in the past four (4) years (or, if shorter, since that Group Member became a member of the Group).

(b)
No Group Member has in the past four (4) years proposed or intends to propose any arrangement of any type with its creditors or any group of creditors, whether by court process or otherwise, under which such creditors shall receive or be paid less than the amounts contractually or otherwise due to them.

12	ANTI-BRIBERY AND CORRUPTION

(a)	In the past four (4) years, no Group Member, nor any of their respective officers, directors, employees, agents or representatives has directly or indirectly:

(i)
paid, promised to pay or offered to pay, or authorised the payment of, any commission, bribe, pay-off or kickback related to any activities of the Group that violates any Applicable Law (including any Anti-Corruption Law) or entered into any agreement pursuant to which any such commission, bribe, pay-off or kickback may at any time be paid; or

(ii)
offered or given anything of value to influence the action of a public official, political party, party official, candidate for public office, or official of any public international organisation in order to obtain or retain business or other advantage in the conduct of business.

(b)
No Group Member has violated in the past four (4) years, or received any notice in the past four (4) years alleging any violation of any Anti-Corruption Law or Anti-Money Laundering Law. The Group Members have implemented and maintained commercially reasonable internal controls to prevent and detect such violations.

(c)
Neither the Group nor any of its officers, directors, employees, agents or representatives has in the past four (4) years engaged in any activity, practice or conduct which would reasonably be expected to constitute a breach of Applicable Laws, regulations and guidance relating to Sanctions. No Group Member has in the past four (4) years conducted any business, including the sale of products into, any country or territory that is subject to a comprehensive countrywide or region-wide trade or investment embargo under any Sanctions or otherwise subject to any Sanctions.

(d)
No Group Member is, and to such Warrantor’s knowledge no entity or individual who owns or controls any of the Group Members is, a Restricted Party. No Group Member has done in the past four (4) years, or is doing, business with a Restricted Party.

13	EMPLOYEES, REMUNERATION AND BENEFITS

(a)
Folder 8.1.4.10 in the Data Room contains details (on an anonymised basis) of: (i) the salary and remuneration information and other benefits, period of continuous employment and country of work of each Senior Employee; and (ii) the contract of employment of each Senior Employee.

(b)
No Group Member is under any obligation to make any material change in the basis of remuneration or other benefits paid or provided to any of its Employees other than salary or wage increases in the ordinary course of business (including mandatory general increases required by the applicable collective bargaining agreement, if relevant) and no material change in the remuneration, benefits and arrangements relating to the Employees is due or has been promised to take place within six (6) months from the date of this Deed.

(c)	No Senior Employee has given or received notice to terminate their employment or engagement.

(d)
Details of all material remuneration and benefits (including the Pension Schemes) plans, policies and agreements maintained by any Group Member have been provided in folders 3.7.4 and 3.7.6 and 3.7.15, 3.7.16, 3.7.22, 8.1.2.3.4, 8.1.2.3.9 in the Data Room.

(e)
Details of all material union recognition agreements, material collective agreements, material works council and material European works council agreements with trade unions or employee representative bodies relevant to the Employees have been provided in folders 3.7.8, 3.7.9, 8.1.2.4.12, 8.1.2.4.13 and 8.1.2.4.21 in the Data Room. None of Seller or any Group Member has any obligation under any of the foregoing agreements to provide notice of, consult with regarding, or receive approval of, any of the transactions contemplated by this Deed or the Sale and Purchase Agreement, either prior to, on or after the date of this Deed.

(f)	Each Group Member has duly complied with its obligations under the Pension Schemes in all material respects and all amounts due to be paid to the Pension Schemes have been paid in full when due.

(g)
Each Group Member has operated and complied with its obligations under the Employee Arrangements in all material respects, and each Employee Arrangement has been established, operated and administered in accordance with Applicable Laws in all material respects. Any Employee Arrangement that is intended to hold a tax-qualified status has been established and maintained as required to maintain such status, and nothing has occurred which would reasonably be expected to cause such status to cease to be so held.

(h)
Each Group Member is not and has not in the past four (4) years been involved in any dispute, claim or legal proceedings howsoever arising with or in relation to any current or former Employee or independent contractor who is a natural person, and there is no fact or matter in existence which is reasonably likely to give rise to any such dispute, claim or legal proceedings.

(i)
Neither the execution, delivery and performance of this Deed, the Sale and Purchase Agreement or the consummation of the Transaction will (alone or in combination with any other event): (A) entitle any current or former Employee, worker, self-employed contractor, officer or director of any Group Member to any severance pay or benefit, (B) result in any payment becoming due, or accelerate the time of payment or vesting of payments or benefits or increase the amount of any remuneration or benefits due to any such Employee, worker, self-employed contractor, officer or director, (C) trigger any funding obligation under any Employee Arrangement (including any Pension Scheme) or (D) limit or restrict the right to amend, terminate or transfer the assets of any Employee Arrangement.

14	INSURANCE

(a)
Folders 3.7.4.7, 3.12.1.7, 5.1 and 8.1.2.6.1 in the Data Room contains copies of the insurance policies of the Group. All premiums in respect of such policies have been duly paid to date and all the policies are in full force and effect. The Group Members are in compliance in all material respects with the terms of provisions of such insurance policies and the limits on such insurance policies have not been materially eroded, there are no gaps in historical limits, and the aggregate limits have not been exhausted by payment of claims. All claims of coverage in relation to the Group Members have been properly tendered to the appropriate insurance provider. There is no material claim in relation to the Group Members that is pending under any of the insurances as to which coverage has been questioned, denied or disputed by the underwriters of such insurance.

(b)	Folder 8.1.2.6.6 in the Data Room contains details of all insurance claims in excess of US 100,000 made by any Group Member in the four (4) years prior to the date of this Deed.

15	FINANCIAL OBLIGATIONS

(a)	No Group Member has received written notice:

(i)	that it is in default under the terms of any of the term third party debt facilities outstanding or available to the Group Members (the “Facilities”); or

(ii)	to repay any of the Facilities in advance of their stated maturity.

(b)
Other than in respect of the Facilities or in the ordinary and usual course of trading, there is no outstanding guarantee, indemnity or similar assurance against loss or other security or arrangement having an effect equivalent to the granting of security given by, or for the benefit of, any Group Members.

(c)	No Group Member has entered into any material off balance sheet financing arrangements.

16	TAX

(a)	Returns and Information

(i)
All material Tax Returns which are or have been required by law to be made or given by each Group Member in the past four (4) years for any Taxation purpose (i) have been made or given within the requisite periods and on a proper basis; (ii) are not currently the subject of any dispute with or investigation by any Tax Authority; and (iii) are true, correct and complete in all material respects.

(ii)
Each Group Member is in possession of sufficient information or has reasonable access to such information (including any material books, accounts, records, invoices and information that form part of the Taxation or accounting arrangements of the Group Member) that it is required to maintain under applicable laws for the purposes of any Tax to enable it and/or its officers, employees or representatives to compute its liability to Taxation, and to meet any material legal obligation relating to Taxation or accounting matters.

(b)	Payment of Taxes

All material Taxes due and owing by the Group in the past four (4) years have been fully and timely paid or, if not yet due, properly accrued in accordance with the relevant GAAP. The Accounts reflect proper accruals for all current Taxes of the Group that are unpaid or payable as of the Accounts Date and no Group Member has incurred any liability for Taxes since the Accounts Date other than in the ordinary and usual course of business (adjusted for ordinary and usual course changes in operations).

(c)	Disputes

No Group Member is in material dispute with any Tax Authority and there are no circumstances that exist which are likely to give rise to any such dispute. No Tax Authority has in the past four (4) years investigated or indicated in writing that it may investigate any Group Member’s Taxation affairs (other than any investigation that has been fully and finally resolved) and no Group Member is subject to any ongoing investigation.

(d)	Company Residence

(i)
Each Group Member is resident for Taxation purposes in its place of incorporation and has not in the past four (4) years been resident for Tax purposes anywhere else at any time since its incorporation.

(ii)	No Group Member has in the past four (4) years been assessed to pay Taxation by any Tax Authority outside its place of incorporation.

(e)	Grouping

No Group Member has in the past four (4) years been a member of any affiliated, consolidated, combined, joint, unitary or similar group for Tax purposes other than a tax group all of the other members of which were Group Members or, to such Warrantor’s knowledge, has any liability for the Taxes of any person (other than a Group Member) under U.S. Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, or as a transferee or successor, by contract or otherwise.

(f)	Withholding

All material Taxes that any Group Member is obligated to withhold or deduct from amounts owing to any employee, creditor or third party have been timely and properly withheld or deducted and fully and timely paid and all applicable Laws relating to the payment, withholding, deduction, collection and remittance of Taxes (including information reporting requirements) have otherwise been complied with in all material respects by the Group.

(g)	Statutes of Limitations

No Group Member has requested or consented to waive, extend or modify the time in which any Tax may be assessed or collected by any Tax Authority which extension is still in effect (or would be in effect if such request were granted).

(h)	Tax Sharing Agreements

No Group Member is a party to or bound by, or has any obligation under any Tax allocation, sharing, or indemnity agreement or arrangement (other than any agreement (x) solely among Group Members or (y) entered into in the ordinary and usual course of business and not primarily concerning Taxes).

(i)	Post-Closing Income

No Group Member will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Completion Date, as a result of any (i) change in or use of an improper method of accounting prior to the Completion, (ii) installment sale or open transaction made prior to the Completion, (iii) closing agreement or other written agreement with a Governmental Entity with regard to any Tax liability executed prior to the Completion, (iv) prepaid amount or deferred revenue received or paid prior to the Completion, (v) the deferral of payment of any Tax pursuant to the CARES Act or similar statutory relief or (vi) an election pursuant to Section 965(h) of the Code.

(j)	Certain Tax-Deferred Transactions

Within the past two (2) years or otherwise as part of a plan or series of related transactions, no Group Member has distributed stock of another person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k)	Tax Classifications

Paragraph 16(k) (Tax Classifications) of Schedule 2 (Warranties) sets forth the entity classification of each Group Member for U.S. federal income tax purposes.

(l)	Tax Rulings

There are no issued, requested or pending private letter rulings, advance pricing agreements or similar agreements with any Governmental Entity that would bind any Group Member following the Completion.

(m)	Listed Transactions.

No Group Member is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and U.S. Treasury Regulations Section 1.6011‑4(b)(2).

(n)	Tax Holidays

The Group Members have made available all documentation relating to any applicable Tax holidays, deferrals or incentives and are in compliance with the requirements for any applicable Tax holidays, deferrals or incentives.

(o)	Transfer Pricing

The Group Members have at all times complied with all applicable laws regarding transfer pricing, including the execution and maintenance of all documentation required to substantiate the transfer pricing practices and methodology of the Group Members.

(p)	Certain Liquidations

There is no legal impediment to, and no Tax would be imposed as a result of, the liquidation of NIH VI Beit Holdings S.à.r.l., Tres Lux Holdings S.à r.l. or Tres Lux Bidco S.à r.l.

17	ASSETS

(a)
All material assets included in the Locked Box Accounts or acquired by any of the Group Members or which have otherwise arisen since the Locked Box Date, other than any assets disposed of or realised in the ordinary and usual course of trading are:

(i)	legally and beneficially owned by the Group Members; and

(ii)	where capable of possession, in the possession or under the Control of the relevant Group Member.

(b)	No Group Member is owed any sums other than trade debts incurred in the ordinary and usual course of business or sums owed by another Group Member.

(c)	No Group Member has factored, sold or discounted any of its debts.

(d)
At the Closing, the Group Members either will have good and valid title to, free and clear of all Encumbrances, or will have the legal right to use, all the assets, properties and rights necessary to conduct in all material respects their operations and businesses in the ordinary and usual course of business. Such assets comprise all of the assets, properties and rights of every type or description, whether real or personal, tangible or intangible, currently used in and material to the operation of the Group Members as currently conducted and are in good condition and repair in all material respects, subject to normal wear and tear.

18	REAL ESTATE

(a)	The Properties

(i)	The properties listed in document 8.1.2.4.2.1 of the Data Room comprise all of the owned properties held by the Group (the “Owned Properties”).

(ii)
Except for the Owned Properties, the properties listed in document 8.1.2.4.2.1 of the Data Room comprise all of the properties held under lease by the Group (the “Leased Properties”). Correct and complete copies of all leases or other occupancy agreements relating to Leased Property have been made available in folder 3.6.3, 3.12.1.5 and 8.1.2.4.20 of the Data Room.

(b)	Leased Properties

(i)
In respect of each Leased Property, the lease was validly granted (and remains in force) and the necessary consents have been obtained for the grant of the lease, the vesting of the leases in each subsequent tenant, and for the grant of any sub-lease.

(ii)
In respect of each Leased Property, there has been no material breach of any of the relevant leases and there are no arrears of rent or service charges payable by a Group Member under the terms of the lease of the Leased Property.

(iii)
In respect of each Leased Property, to such Warrantor’s knowledge, there is no event, fact or circumstance which would allow the lessor to terminate its lease agreement prior to the expiry of the term of such lease agreement. No Group Member has leased or otherwise granted to any person or entity the right to use or occupy any of the Leased Properties or any portion thereof. To such Warrantor’s knowledge, no event has occurred which could entitle a person to occupy or take possession of any Leased Property or challenge the relevant Group Member’s title or renewal right (if any).  The Leased Properties do not occupy or infringe the public domain and the activities of any Group Member do not occupy or infringe on the public domain.

(iv)
There are no material Encumbrances on any Leased Property. There is no outstanding notice or dispute as to any contravention of the relevant planning or zoning legislation or regulations or any alleged breach of the foregoing in relation to any Leased Property which would, if implemented or enforced, have a material adverse effect on the Group.

(v)
Except as would not have a material adverse effect on the Group, the Transaction does not require the consent of any other party to any lease agreements relating to any Leased Property and will not result in a breach of or default under such lease.

(c)	Owned Properties

(i)
The Group Members own good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) to each of the Owned Properties, in each case free and clear of any Encumbrances.

(ii)
No Group Member has leased or otherwise granted to any person or entity the right to use or occupy any of the Owned Properties or any portion thereof. To such Warrantor’s knowledge, no event has occurred which could entitle a person to occupy or take possession of any Owned Property or challenge the relevant Group Member’s title. The Owned Properties do not occupy or infringe the public domain and the activities of any Group Member do not occupy or infringe on the public domain.

(iii)	The Group Members have not received written notice to the effect that there are any condemnation or eminent domain proceedings pending or threatened with respect to any of the Owned Properties.

(iv)	There are no written contracts for sale or ground lease, or letters of intent to sell or ground lease, any Owned Property or any material portion thereof.

(v)
The Group is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Owned Property and no written claim has been made against any such title insurance policy.

19	ENVIRONMENT, HEALTH AND SAFETY

(a)
No Group Member is involved in, or has been threatened to be involved in, any civil, administrative or criminal litigation, proceedings or appeal, and no Group Member is the subject of or received notice of any investigation or formal enforcement action brought by a Governmental Entity, in each case which relates to any EHS Laws.

(b)	All EHS Permits which are material to the operation of the business of the Group have been obtained, are in force and are being and have been complied with.

(c)	The Group is and during the past four (4) years has been in material compliance with all EHS Laws.

(d)
No Group Member has generated, stored, released, disposed or arranged for disposal of, or exposed any person to, any Hazardous Substances in violation of any EHS Law, or owned or operated any real property contaminated by any Hazardous Substances in violation of any EHS Law. During the past four (4) years, there has not occurred any release, spill, emission, storage, treatment or disposal of any Hazardous Substances at any real property that would be expected to give rise to a material liability to any Group Member.

20	INFORMATION TECHNOLOGY

(a)	Each element of the IT Systems is owned by a Group Member or used under an agreement to which a Group Member is party.

(b)	The IT Systems perform materially in accordance with their manufacturer and/or contracted service specifications.

(c)
The IT Systems are adequate for the business of the Group as currently conducted and as contemplated by the Warrantors and all material aspects of the IT Systems are covered by maintenance and support arrangements.

(d)
All use and distribution of software and open source materials that is material to the IT Systems used by the Group or any Group Member is in material compliance with all open source licences applicable thereto. No Group Member has used any copyleft materials that are material to the IT Systems used by the Group in a manner that requires any software or products, or any portion thereof to be subject to copyleft licences or other restrictions or obligations that would have an adverse effect on the course of the business.

(e)
The Group Members have implemented and maintained: (i) adequate security measures to protect in all material respects the IT Systems, and the storage or transmission of data and information, from unauthorized access, use or modification; and (ii) adequate back-up procedures to ensure in all material respects recovery of data, information and continuation of the Group Members’ respective businesses and operations in the event of data loss, disaster or force majeure.

(f)
To such Warrantor’s knowledge, there have been no breakdowns, unplanned downtimes or service interruptions of, or breach, outage, unauthorised access to or unauthorised use of, the IT Systems, in each case, which have had (or are having) a material impact on the business of the Group.

(g)
To such Warrantor’s knowledge, the IT Systems are free of any disabling codes or instructions, including “time bombs,” “Trojan horses,” “back doors,” “trap doors” viruses, worms, bugs, faults or other software routines or hardware components that enable any person or entity to access without authorization or disable or erase any IT Systems or any data or information of the Group or otherwise significantly adversely affect the functionality of the IT Systems.

(h)	To such Warrantor’s knowledge, the Group Members have a commercially reasonable disaster recovery plan in place and has acted in a commercially reasonable manner to safeguard the IT Systems.

21	PRODUCTS

(a)
The Group owns, possesses or validly has the right to use all licenses, authorisations, permit, certifications, declarations and registrations granted by Authorities (“Product Registrations”) required to research, develop, manufacture, commercialize, distribute, test, use, store and sell the Products, except where the failure to so own, possess or validly have such right would not, individually or in the aggregate, materially impair the business operations of the Group.

(b)	All Products sold under the Product Registrations are manufactured and marketed in all material respects in accordance with the specifications and standards contained in such Product Registration.

(c)
None of the Group Members or any of their respective Affiliates have, in the past four (4) years, (i) been involved in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration with respect to product liability Law alleged defects, non-conformity, product defects and/or warranty claims and no such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration has been threatened or (ii) received or given notice of any alleged defect or deficiency with respect to any product recall campaign or violation of any product liability Law.

(d)
No Group Member has been required by any Governmental Entity, or otherwise been required under Applicable Law, to make or issue any recall or withdrawal of, or safety alert, suspension, post-sale warning or other similar action with respect to, any Product and no recalls, withdrawals, safety alerts, suspensions, post-sale warnings or other similar actions are in effect or pending or contemplated, with any Product or business of the Group.

(e)
No Group Member or their respective Affiliates has received any written notice or claim during the past four (4) years from any competitor or Governmental Entity with respect to any actual or alleged breach of applicable Laws relating to any advertising and marketing of the Products, including regarding labels, catalogs, packaging and websites.

22	BROKERS

(a)
No Group Member has any liability or obligation to pay, directly or indirectly, any fees, expenses or commissions to any broker, finder, agent or other similar person with respect to this Deed, the other Transaction Documents and the Transaction.

23	CONSENTS

(a)
Except as provided in the Sale and Purchase Agreement, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Governmental Entity is required to be obtained, or made, by any Group Member to authorise the performance or the execution (in the case of this agreement by the Warrantors) of this Deed or the Sale and Purchase Agreement and allow the consummation of the Transaction.

24	AFFILIATE TRANSACTIONS

(a)
Except for (a) advances to employees, officers and directors for expenses incurred in the ordinary and usual course of business and (b) any intercompany agreements among the Group Members, no officer, director, equityholder or Affiliate of any Group Member is a party to any contract, commitment or transaction with any Group Member or has any interest in any material property used by any member of any Group Member.

SCHEDULE 3

LIMITATIONS ON LIABILITY AND NOTICE OF AND CONDUCT OF CLAIMS

1	SOLE REMEDY

Notwithstanding any other term of this Deed, the sole remedy of the Buyer for any breach of this Deed will be an action for damages and the Buyer will not be entitled to rescind or repudiate this Deed or to recover damages in tort or for misrepresentation (except in the case of fraud on the part of that Warrantor).

2	FINANCIAL AND TIME LIMITATIONS

(a)
Notwithstanding any other provisions of this Deed or the Sale and Purchase Agreement, the total aggregate liability of each Warrantor in respect of any Claim shall be divided equally among the Warrantors and the total aggregate liability (including interest, costs and expenses) of all the Warrantors in respect of any and all such Claims shall not, in any event, exceed USD 1.00. It is acknowledged and agreed by the Buyer that its only recourse under this Deed in respect of all Claims in excess of USD 1.00 shall be solely under the Warranty and Indemnity Insurance Policy (whether or not procured) and it shall seek recovery of all Claims in excess of USD 1.00 only under any Warranty and Indemnity Insurance Policy.

(b)
The Warrantors will not be liable for any Claim unless the Buyer notifies the Warrantors’ Representative of the Claim in any event on or before the expiry of: (i) three (3) years after the Completion Date in respect of any Claim (other than any Tax Claim); or (ii) seven (7) years after the Completion Date in respect of any Tax Claim, provided that, if a Claim is made, the Warrantors’ liability shall always be subject to the limitation set out in Clause 2(a) of this Schedule 3.

(c)
No Warrantor shall be liable in respect of any Claim (other than a Tax Covenant Claim) to the extent that it relates to a matter Disclosed in the Disclosure Letter, or where the Buyer had actual knowledge of the breach of such Warranty on or before the date of this Deed. For the purposes of this Schedule 3, actual knowledge means the actual knowledge of Ryan Stafford, Alexander Kuo and Deepak Nayar.

(d)
No Warrantor shall be liable in respect of any Claim (other than a Tax Covenant Claim) if and to the extent that the fact, matter, event or circumstance giving rise to such Claim is based on any expression of opinion or future intention or any speculation or assessment on or before the date of this Deed.

3	RECOVERY FROM A THIRD PARTY OR INSURER

The Warrantors will not be liable in respect of any Claim to the extent that the amount of such Claim is covered by any policy of insurance in force prior to the date of this Deed (other than the Warranty and Indemnity Insurance Policy) and a Group Member actually recovers under that policy of insurance in respect of the matter giving rise to such Claim.

4	OTHER LIMITATIONS

(a)
The Warrantors will not be liable for a Claim to the extent that a specific allowance, provision, reserve or any other negative value adjustment (in each case, in respect of the matter giving rise to the Claim) has been reflected in the EV to Equity Bridge, the Accounts or the Locked Box Accounts (including any amount by which the valuation of any asset has been reduced to take account of the subject matter of such Claim).

(b)
The Warrantors will not be liable in respect of any Claim (other than a Tax Claim, which shall be subject to the applicable provisions of the Tax Covenant) to the extent that such Claim is attributable to, arises as a result of, or is increased by:

(i)	any act, omission or transaction carried out after the date of this Deed by or at the written request of or with the prior written consent of the Buyer;

(ii)
any legislation not in force (and not announced) at the date of this Deed or to any change of law, regulation or requirement or any increase in the rates of, Taxation or any imposition of Taxation not in effect (and not announced) at the date of this Deed;

(iii)	anything expressly required to be done or omitted to be done pursuant to this Deed or any Transaction Document;

(iv)
any change after Completion, at the direction of the Buyer, in the accounting bases, policies, practices or methods applied in preparing any accounts or valuing any assets of the Group from those used in preparing the Locked Box Accounts, other than any such change which is required to comply with Law or generally accepted accounting practice applicable to the relevant Group Member at Completion.

(c)
The Warrantors will not be liable in respect of any Claim (other than a Tax Claim, which shall be subject to the applicable provisions of the Tax Covenant) to the extent that such Claim is for (i) Leakage taken into account in the calculation of the Consideration under clause 2.1 of the Sale and Purchase Agreement, (ii) Leakage recovered by the Buyer pursuant to clause 2.3 of the Sale and Purchase Agreement or (iii) Leakage repaid or reimbursed to the relevant Group Member in cash in accordance with Clause 2.3 of the Sale and Purchase Agreement.

(d)
Nothing in this Deed will in any way restrict or limit the general obligation at law of the Buyer and the Group to mitigate any loss or damage which it may suffer in consequence of any breach by the Warrantors of this Deed or any fact, matter or circumstance giving rise to a Claim (other than a Tax Covenant Claim).

(e)
Without prejudice to paragraph 3, the Buyer agrees that it will not be entitled to recover damages or make any claim for or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same loss.

5	FRAUD; EXCLUSIONS

(a)
Notwithstanding anything to the contrary in this Schedule 3, none of the exclusions or limitations contained in this Schedule 3 shall apply to any claim against a Warrantor which arises or is increased as the consequence of, or which is delayed as a result of, fraud on the part of that Warrantor.

(b)
For the avoidance of doubt, none of the exclusions or limitations in this Schedule 3 or otherwise contained in this Deed shall apply to any rights of the Buyer arising under or otherwise in connection with the Sale and Purchase Agreement, including without limitation rights with respect to Leakage thereunder.

(c)
For purposes of determining whether there is any inaccuracy or breach of any Warranty and in calculating the extent of any loss or damage suffered or incurred by the Buyer, references to “materiality” or similar materiality qualifications contained in this agreement shall be disregarded; provided, that in no event shall “Material Contract” be read to mean “Contract” and provided further that the burden of disclosure and any other obligations of the Warrantors under or in connection this agreement shall not be affected by this paragraph.

SCHEDULE 5

TAX COVENANT

1	DEFINITIONS

1.1	In this schedule, unless the context requires otherwise, the following words and expressions have the following meanings:

“Accounts Relief”
any Relief which appears or has been taken into account as an asset in the Locked Box Accounts or has been taken into account in reducing or eliminating any provision for deferred tax which appears in the Locked Box Accounts (or which, but for the presumed availability of such Relief, would have appeared in the Locked Box Accounts);

“Actual Tax Liability”
any liability to make or suffer a payment of (or in respect of) Tax whether or not presently payable and whether or not satisfied at Completion and regardless of whether chargeable primarily against a Group Member and whether recovery is available from any other person, and the amount of the Actual Tax Liability shall be the amount of the payment;

“Balancing Payment”
(a) a payment for Group Relief; (b) a transfer pricing balancing payment; (c) a payment in connection with an election pursuant to which either (i) a gain or loss which accrues or is treated as accruing to one company is treated as accruing to another company or (ii) one company undertakes sole responsibility for discharging another person’s liability to Tax; or (d) any other payment in consideration of one person (i) making Relief available to the other or (ii) assuming another’s liability to Tax and in each case, for this purpose payment includes a right to or provision of non-cash consideration;

“Business Day”	any day, other than a Saturday or a Sunday, on which banks in the City of London and in New York City, USA are open for ordinary banking business;

“Buyer’s Group”
the Buyer and those companies (other than the Group) which are treated for any Tax purpose as being, or as having at any time been, either a member of the same group of companies as the Buyer or otherwise connected or associated with the Buyer;

“Buyer’s Relief”
(a) any Accounts Relief; (b) any Relief arising to a Group Member as a consequence of, or in respect of, an Event (or period) occurring after the Locked Box Date but on or before Completion (other than an Event occurring outside the ordinary course of business of the relevant Group Member); (c) any Relief arising to a Group Member as a consequence of, or in respect of, an Event or period occurring after Completion; and (d)  any Relief arising to a member of the Buyer’s Group (whenever so arising);

“Consideration”	has the meaning given in the Sale and Purchase Agreement;

“Deemed Tax Liability”
(a) the loss of any Accounts Relief, in which case the amount of the Deemed Tax Liability shall be the amount of Tax which would have been saved (on the assumption that there are sufficient profits or Tax liabilities against which to set the Relief and on the basis of the rates of Tax taken into account for the purpose of reflecting the Accounts Relief in the Locked Box Accounts) if that Accounts Relief had not been lost and had been fully used or set off or, where the relevant Accounts Relief is a prepayment of Tax or a right to a repayment of Tax, the amount of the prepayment or repayment;

(b) the application, use or setting off of all or part of any Buyer’s Relief where but for such application, use or setting off a Group Member or a member of the Buyer’s Group would have been subject to a liability in respect of which the Buyer would have been entitled to make a claim under this Schedule (disregarding the financial limitations in Schedule 3), in which case the amount of the Deemed Tax Liability shall be the amount of such claim or where the relevant Relief is a right to a repayment of Tax, the amount of such repayment;

(c) the loss of a right to receive a Balancing Payment to the extent taken into account as an asset in the Locked Box Accounts (other than one due from another Group Member) to the extent that liability to pay it was taken into account as a liability of the payer in the Locked Box Accounts in which case the amount of the Deemed Tax Liability shall be equal to the amount taken into account in the Locked Box Accounts;

(d) any liability of a Group Member: (i) to repay (other than to another Group Member) the whole or part of a Balancing Payment received pursuant to any agreement or arrangement entered into before Completion; or (ii) to pay (other than to another Group Member) a Balancing Payment pursuant to any agreement or arrangement entered into on or before Completion, in which case the amount of the Deemed Tax Liability shall be the amount of such liability;

“Degrouping Charge”	any liability to Tax of a Group Member by reason of the Group Member ceasing to be treated as a member of a group of companies for any Tax purpose;

“Event”
any event, act, omission, occurrence or transaction of whatever nature (whether or not a Group Member is a party thereto) including Completion itself, the acquisition, disposal or realisation of any asset, the making of any claim or election, any change in the residence of any person and the death, winding up or dissolution of any person; and any reference to an Event occurring at a particular time shall include a reference to an Event which for Tax purposes is deemed to have, or is treated or regarded as having, occurred at that time;

“Group Relief”	means any Relief which may be surrendered, transferred, allocated or claimed between companies treated as members of the same group for Tax purposes;

“Relevant Liability”	the Tax Liability, liability or matter which would otherwise give rise to a liability of the Warrantors under this schedule or a liability for breach of the Tax Warranties;

“Relief”
any relief, loss, allowance, exemption, set-off, deduction or credit in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, and any prepayment of Tax or right to a repayment of Tax;

“Seller’s Relief”	any Relief arising to a Group Member other than a Buyer’s Relief; and

“Tax Liability”	an Actual Tax Liability or a Deemed Tax Liability.

1.2
For the purposes of this schedule, any liability of a Group Member to any interest, fine, penalty or surcharge shall be deemed for the purposes of this schedule to arise as a result of an Event occurring on or before Completion to the extent that it relates to:

(a)	any Actual Tax Liability or Deemed Tax Liability covered under this schedule or any other amount covered under paragraph 2.1 of this Schedule 5 (a “Covered Tax Liability”); or

(b)	any failure to comply with any reporting or other obligation relating to a Covered Tax Liability.

1.3	For the purposes of this schedule, where an Event which occurred (or is deemed to occur) on or before Completion itself gives rise to a Tax Liability, any action by a Tax Authority to:

(a)	quantify, notify or enforce the Tax Liability; or

(b)	to impose, quantify, notify or enforce any penalty, charge, surcharge, fine or interest as a result of that Event or in respect of that Tax Liability,

shall be treated as arising in respect of or by reference to that Event.

1.4	In interpreting this schedule:

(a)
references to income, profits or gains earned, accrued or received include income, profits or gains deemed to have been or treated or regarded as earned, accrued or received for Tax purposes. Profits earned on, after or before a certain date or in respect of a certain period include profits treated as, or deemed to be, earned on, after or before that date or in respect of that period for Tax purposes;

(b)	references to any payment, dividend or distribution shall include anything which is deemed to be a payment, dividend or distribution for Tax purposes;

(c)
references to an Event occurring on or before Completion include a series or combination of two or more Events, where at least one of those Events occurs on or before Completion outside the ordinary course of business of a Group Member and at least one of those Events occurs in the ordinary course of business of a Group Member on or after Completion;

(d)
references to the loss of a Relief or a right to any payment or other consideration include the loss, nullification, cancellation, clawback, non-availability, non-existence or reduction in amount of a Relief or right to any payment or other consideration but do not include the use of a Relief;

(e)
any repayment which a Group Member is required to make to a Tax Authority in respect of a tax credit which had previously been made to a Group Member (including, for the avoidance of doubt, any payment of research and development credit or similar) shall be deemed to be an Actual Tax Liability, and the claiming or acceptance by a Group Member of such payment previously made to it shall be deemed to be the Event which gave rise to such liability;

(f)
the expression “to the extent that” and similar expressions or phrases shall be construed as meaning “if, and if so only insofar as and to the extent that”, and provisions for or references to reducing, limiting or excluding the Warrantors’ liability “to the extent that” a condition is met shall be taken to mean that the Warrantors’ liability is reduced, limited or excluded only insofar and to the degree that the relevant condition is met;

(g)
references to any Tax Liability of a Group Member which results from any gains earned or received on or before Completion or any Event on or before Completion include a reference to any Tax Liability of a Group Member resulting from the sale of the Shares pursuant to this agreement (including any Degrouping Charge);

(h)
for the purposes of this schedule, and in particular for determining to what extent any liability to Tax arises in respect of or by reference to any income, profits or gains earned, accrued or received on or before Completion, the date of Completion shall be deemed to be an actual accounting date of the Group; and

(i)
unless otherwise provided, any reference in this schedule to a paragraph is to a paragraph in this schedule. Headings are for convenience only and shall not affect the construction or interpretation of this schedule.

2	COVENANT TO PAY

2.1	The Warrantors severally covenant to pay to the Buyer an amount equal to:

(a)	any Actual Tax Liability of a Group Member arising in respect of, by reference to or in consequence of:

(i)	any income, profits or gains earned, accrued or received, on or before Completion;

(ii)	any Event occurring on or before Completion; or

(iii)
the ownership, occupation or use of an asset (in each case on or before Completion) where the relevant Tax is imposed by reference to a period before Completion (and not by reference to income, profits or gains or an Event);

(b)	any Deemed Tax Liability;

(c)
any liability of a Group Member to pay any amount (other than to another Group Member) as transferee or successor or pursuant to an indemnity, guarantee, covenant, warranty or agreement entered into before Completion under which the Group Member has agreed to meet or pay a sum equivalent to or by reference to any other person’s liability to Tax;

(d)
any Actual Tax Liability of a Group Member which is a primary liability to Tax of another person (other than a Group Member) and which is payable by the Group Member by reason of the Group Member being at any time before Completion a member of the same affiliated, consolidated, combined, unitary, loss sharing or other group as such other person or otherwise connected with or related to such other person for Tax purposes;

(e)
any stamp duty, stamp duty land tax, real estate transfer taxes, sales taxes and other documentary, registration or transaction duties or other transfer Taxes, filing or notarial fees (and any connected interest, fines and penalties) chargeable on a document executed before Completion which would need to be paid in order to establish title of a Group Member to any asset or which is needed, or might be needed, to be given in evidence in any court or tribunal in connection with any cause of action arising before Completion (which shall for the purposes of this Schedule be deemed to be a liability to make an actual payment on the last day on which payment would have avoided any liability to interest or penalties), and the amount of the Taxation Liability shall be the amount of the stamp duty (and any interest, fines and penalties);

(f)
any reasonable costs and expenses properly incurred by, payable by or charged against the Buyer or a Group Member in connection with any liability or matter for which a successful claim is made by the Buyer under this schedule.

3	LIMITATIONS

3.1	The covenant in paragraph 2 shall not apply and no liability shall arise in respect of a breach of the Tax Warranties to the extent that:

(a)
the Relevant Liability is in respect of or by reference to income, profits or gains earned, accrued or received in the period, or any Event occurring, between the Locked Box Accounts Date and Completion in the ordinary course of business of the Group to the extent the Group Member retains the benefit of the income, profits or gains concerned at Completion or has expended such income, profits or gains prior to Completion in the ordinary course of its business;

(b)
the Relevant Liability arises directly as a result of an adjustment or change made after Completion to the accounting policy of the Group unless the change is necessary to conform the Group’s accounting policy with generally accepted US accounting practice as it applied at Completion;

(c)
the Relevant Liability arises as a result only of a change in legislation (other than legislation increasing any rate of Tax) or in the interpretation of legislation on the basis of case law, or any amendment to, or withdrawal of, any published practice of a Tax Authority, being in each case a change, amendment or withdrawal occurring, after Completion (other than a change targeted specifically at countering a tax avoidance scheme), whether or not purporting to be effective retrospectively;

(d)
the Relevant Liability would not have arisen but for an act, omission or transaction on the part of the Buyer or a Group Member after Completion which could reasonably have been avoided and of which the Buyer was aware or ought reasonably to have been aware would give rise to the Relevant Liability, unless that act, omission or transaction is required by law or takes place:

(i)	in the ordinary course of business of the Buyer or a Group Member carried on at Completion;

(ii)	pursuant to a legally binding commitment created on or before Completion;

(iii)	in order to avoid or mitigate a penalty (including, any required disclosure made by a Group Member to a Tax Authority in respect of the Group Member’s Tax affairs); or

(iv)	to establish title of a Group Member to any asset;

(e)	the Relevant Liability is Permitted Leakage; or

(f)
the Relevant Liability has been paid or discharged on or before Completion and such discharge or payment was reflected or taken into account in the Locked Box Accounts, provided that in relation to costs and expenses associated with a claim under this schedule or a claim for breach of the Tax Warranties this paragraph 3.1(f) shall only operate to the extent that the costs and expenses were themselves so allowed, provided, reserved or taken into account.

3.2
The provisions of Schedule 3 (Limitations on liability and notice of conduct of claims) and the matters referred to therein, to the extent set out or referred to therein, but other than the limitations contained in paragraph (2)(b)(i) or paragraph (2)(b)(ii) of Schedule 3, will operate to limit the liability of the Warrantors in respect of any Tax Claim under this schedule, provided that none of the limitations contained in Schedule 3 will apply to any Tax Claim which arises or is increased as a result of fraud.

4	PAYMENT

4.1
Where the Warrantors are liable to make a payment pursuant to paragraph 2, the Warrantors shall make the payment (including payment of any amount payable pursuant to paragraph 2.1(f) (costs)) in cleared funds ten Business Days after demand is made by the Buyer or (if later and where relevant):

(a)	in the case of an Actual Tax Liability within paragraph 2.1(a):

(i)
in respect of which there is no provision for payment by instalments, five Business Days before the last date on which a payment of the relevant Tax (or amount in respect of Tax) may be made by the relevant Group Member without incurring any liability to interest or penalties;

(ii)
in respect of which there is a provision for payment by instalments, five Business Days before each date on which an instalment of such Tax becomes payable (and so that on each such date an appropriate proportion of the amount claimed shall be paid) and the Buyer shall notify the Warrantors of the proportion of the amount paid at least five Business Days before each instalment is payable;

(b)	in the case of a Deemed Tax Liability:

(i)	which relates to the loss of a right to a repayment of Tax, five Business Days before the date on which such repayment of Tax would have been due;

(ii)
which relates to the loss of any Accounts Relief other than a right to a repayment of Tax, five Business Days before the dates referred to in paragraph 4.1(a). in respect of any Tax which the relevant Group Member would not have had to pay, but for such loss;

(iii)
which relates to the use or set-off of a Buyer’s Relief against any Actual Tax Liability, five Business Days before the dates referred to in paragraph 4.1(a) that would, but for such utilisation or set-off, have applied to such Actual Tax Liability;

(iv)	which relates to the loss of a right to receive a Balancing Payment, five Business Days before the date on which such payment would otherwise have been received;

(v)	which relates to any liability to pay or repay a Balancing Payment, five Business Days before the date on which such payment or repayment must be made.

4.2
Sums not paid by the dates specified in this paragraph shall bear interest at a rate of 3 per cent per annum above the Bank of England’s base rate from time to time from the date following the specified date up to and including the date of actual payment of such sums provided that interest shall not accrue to the extent that interest due to the relevant Tax Authority is included in the payment due under paragraph 2 and the Buyer’s Group is in no worse a position than it would have been in had the payment been made by the date specified in this paragraph 4.

5	GROSS UP

5.1
All sums payable under this schedule shall be paid free and clear of all deductions or withholdings, save only as may be required by law. If any deductions or withholdings are required by law to be made from any of the sums payable under this schedule, the payer shall be obliged to pay to the recipient such sum as will, after the deduction or withholding has been made, leave the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

5.2
If the Buyer when receiving a payment under this schedule, incurs a liability to Tax which results from, or is calculated by reference to such payment (or would incur such a liability but for the availability of a Relief (other than an exemption)), the amount payable shall be increased by such amount as will ensure that, after payment of the liability to Tax, the recipient is left with a net sum equal to the sum it would have received had no such liability arisen.

SCHEDULE 6

DEFINITIONS AND INTERPRETATION

1	In this Deed (unless otherwise specified) the words and expressions set out below shall have the following meanings:

“Accounts”
the: (i) unaudited consolidated financial statements of the Group (other than the Company) for the financial year ended on the Accounts Date, including consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in unitholders’ equity and consolidated statements of cash flows and notes; (ii) unaudited consolidated financial statements of the Company for the financial year ended on the Accounts Date, including consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in unitholders’ equity and consolidated statements of cash flows and notes; and (iii) unaudited financial statements of the Company for the financial year ended on the Accounts Date, including a balance sheet, statement of operations, statement of comprehensive loss, statement of changes in unitholders’ equity and statement of cash flows and notes;

“Accounts Date”	31 December 2021;

“Affiliate”
in respect of a person, its direct and indirect subsidiary undertakings, parent undertakings and the subsidiary undertakings of such parent undertakings, provided that the Seller’s Affiliates shall not include: (a) any of the Group Members; or (b) any person excluded from the definition of Sponsor Entity pursuant to sub-paragraph (a) or (b) thereof;

“Anti-Corruption Laws”
Laws relating to anti-bribery or anti-corruption, including the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and any similar laws of the European Union, the United States, the United Kingdom and any other applicable jurisdiction;

“Anti-Money Laundering Laws”
Laws relating to money laundering, including the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, and any similar laws of the European Union, the United States and any other applicable jurisdiction;

“Applicable Laws”	at any time, in relation to a person or Group Member, all applicable Laws, in each case which are at that time applicable to that person or Group Member (as applicable);

“CARES Act”	the Coronavirus Aid, Relief, and Economic Security Act of 2020;

“Claim”	any claim for a breach of any Warranty or a Tax Covenant Claim;

“Code”	the U.S. Internal Revenue Code of 1986, as amended;

“Company”	Beit Holdings, LLC, a limited liability company formed in Delaware, USA (registered number 7654209), whose registered office is at 1209 Orange Street, Wilmington, DE 19801, USA;

“Completion”	has the meaning given to it in the Sale and Purchase Agreement;

“Completion Date”	has the meaning given to it in the Sale and Purchase Agreement;

“Completion Warranties”	the Warranties given by the Warrantors immediately prior to Completion pursuant to Clause 1.1(b);

“Conditions”	has the meaning given to it in the Sale and Purchase Agreement;

“Control”
in relation to a person, the direct or indirect ownership of 50 per cent. or more of the voting capital or similar right of ownership of that person or the legal power to direct or cause the direction of the general management and policies of that person whether through the ownership of voting capital, by contract or otherwise, and “Controls” and “Controlled” shall be interpreted accordingly;

“Data Protection Legislation”	all applicable laws in any jurisdiction relating to privacy of the processing or protection of personal data, including the following legislation to the extent applicable from time to time:

(a) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC);

(b) the General Data Protection Regulation (2016/679) (“GDPR”) and any national law supplementing the GDPR; and

(c) any other national privacy or data protection laws and regulations or regulatory requirements;

“Data Room”
the Project Nimbus online data room hosted by Intralinks, as at 02:13am EST on 5 April 2022, the contents of which are listed in the index contained in the Disclosure Documents and a copy of which is contained in the downloadable archive of the Data Room as made available to the Buyer on 5 April 2022 and will be delivered on USB under Clause 4.3 (Pre-Completion Undertakings) of the Sale and Purchase Agreement;

“Disclosed”	fairly disclosed with sufficient detail to enable the Buyer to identify and assess the nature and scope of the fact, matter, event or circumstance disclosed;

“Disclosure Documents”	has the meaning given in the Disclosure Letter;

“Disclosure Letter”	the letter dated on the date of this Deed from the Warrantors to the Buyer, making Disclosures in respect of the Warranties;

“EHS Law”
all Laws concerning pollution or the protection of the environment or health and safety at work (excluding any statutes or regulations which relate to town and country planning) which are applicable to any Group Member;

“EHS Permit”	with regards to the Group’s operations, any licence, permit, approval, authorisation, permission, notification, waiver, order or exemption which is issued, granted or required under EHS Law;

“Encumbrance”
any charge, mortgage, lien, option, equity, power of sale or voting, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or offer or security interest or an agreement, arrangement or obligation to create any of the foregoing;

“Employee Arrangements”	all plans, policies and agreements sponsored or maintained by any one or more of the Group Members that provide for remuneration or benefits to Employees or former Employees;

“Employees”	the individuals employed by a Group Member and “Employee” means any one of them;

“EV to Equity Bridge”	the enterprise value to equity bridge in respect of the Transaction in the agreed form;

“Exchange Warranties”	the Warranties given by the Warrantors on the date of this Deed pursuant to Clause 1.1(a);

“Facilities”	has the meaning given to it in paragraph 15(a)(i) (Financial Obligations) of Schedule 2 (Warranties);

“Governmental Authorization”
any permit, license, consent, authorization, exemption, clearance, certification or other similar approval issued or granted by a Governmental Entity (whether given by express action or deemed given by the lapse of time);

“Governmental Entity”
in relation to anywhere in the world, any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union;

“Group”	the Company and the Subsidiary Undertakings and “Group Member” shall be construed accordingly;

“Hazardous Substance”
any substance, material or waste listed, defined, regulated or classified as a “pollutant” or “contaminant” or words of similar meaning or effect, or for which liability or standards of conduct may be imposed under any EHS Law;

“Insolvency Event”	in relation to any Group Member:

(a) any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that company, a moratorium is declared in relation to any indebtedness of that company, or an administrator is appointed to that company;

(b) any composition, compromise, assignment or arrangement is made with any of its creditors;

(c) the appointment of any liquidator, receiver, administrator, administrator, receiver, compulsory manager or other similar officer in respect of that company or any of its assets; or

(d) any analogous procedure or step is taken in any jurisdiction;

“Institution”	has the meaning given in paragraph 9(j) (Intellectual Property) of Schedule 2 (Warranties);

“Intellectual Property”
all rights in patents, trade marks (including any associated goodwill), service marks, trade names, logos, get-up, domain names and URLs, copyright, registered and unregistered design rights, database rights, inventions, rights in computer programs (whether in source code, object code, or other form), algorithms and data, technology supporting the foregoing, and all documentation related to any of the foregoing, trade secrets, rights in confidential information and Know-how, rights to sue for passing off and in unfair competition, rights in opposition proceedings and all other similar intellectual or industrial proprietary rights in any jurisdiction, including any registration of such rights and applications and rights to apply for such registration;

“IT Systems”
any and all computer, telecommunications and network equipment and/or material computer software or programmes (excluding, for the avoidance of doubt, open source software) used by the Group for the purposes of carrying on the business of the Group;

“Know-how”
non-trivial industrial and commercial information and techniques in any form not in the public domain, including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

“Laws”
all applicable legislation, statutes, transposed directives, regulations, decrees, ordinances, instruments, codes and other legislative or regulatory measures or decisions having the force of law of any state or country, treaties, conventions and other agreements between states or countries, or between states or countries and the European Union or other national or supranational authorities, and all judgments, decisions, orders, directives, recommendations, circulars or standards of any Governmental Entity, including any judicial or administrative interpretation thereof;

“Leakage”	has the meaning given to it in the Sale and Purchase Agreement;

“Leased Property”	has the meaning given to it in paragraph 18(a)(ii) (Real Estate);

“Locked Box Accounts”	the accounts in the agreed form, which have been extracted from the Accounts;

“Locked Box Date”	31 December 2021;

“Material Contract”	the following:

	(a)	the top ten customer contracts by revenue for the financial year ended 31 December 2021 (which are set out in folder 3.4.2 of the Data Room); and

	(b)	the top ten suppliers by spend for the financial year ended 31 December 2021 (which are set out in folder 3.3.2 of the Data Room);

	(c)	except for the organizational documents of the Company and its wholly-owned subsidiaries, any joint venture, limited liability company or partnership agreement or other agreement involving the sharing of profits, losses, costs or liabilities with any other person (which such contracts are set out in folder 8.1.2.4.60.1 of the Data Room);

	(d)	any contract imposing any restriction on the Company’s or any of its Affiliates’ (including Buyer and its subsidiaries after the Completion) right or ability to compete with any other person, to conduct business in any geographic region or to engage in any line of business;

	(e)	any contract granting exclusive rights to license, market, sell or deliver any product of the Group, or to exclusively supply any product or service to any Group Member;

	(f)	except for the organizational documents of the Company and is wholly-owned subsidiaries, any contract under which any Group Member grants rights of first refusal or similar rights or terms to any person (which such contracts are set out in folder 8.1.2.4.60.1 of the Data Room); and

	(g)	contracts providing for a change of control payment or the benefits of which will be materially increased, or the vesting of the benefits of which will be accelerated, by virtue of entering into or completing the transactions contemplated by the Sale and Purchase Agreement.

“Material IP”	has the meaning given in paragraph 9(a) (Intellectual Property) of Schedule 2 (Warranties);

“Owned Property”	has the meaning given to it in paragraph 18(a)(i) (Real Estate);

“Party”	a party to this Deed;

“Pension Scheme”	the pension schemes of the Group Members in force at the date of this Deed, details of which are set out in Data Room folder 3.7.15;

“Permits”	has the meaning given in paragraph 8(h) (Litigation and Compliance) of Schedule 2 (Warranties);

“Product Registrations”	has the meaning given in paragraph 21(a) (Products) of Schedule 2 (Warranties);

“Products”
the products researched, developed, manufactured, marketed, commercialized, distributed and/or sold by or on behalf of the Group, including any line extensions or other developments with respect to such products that are in progress as of the date hereof;

“Properties”	the Owned Properties and the Leased Properties together, and “Property” shall be construed accordingly;

“Sale and Purchase Agreement”	the sale and purchase agreement dated the same date as this Deed between the Buyer and Seller;

“Restricted Party”
any person or entity that is (i) a prohibited or denied party under the Laws of the European Union, the United States of America, the United Kingdom or any other jurisdiction in which any Group Member conducts business or owns assets, or (ii) resident or located in, or organized under the Laws of, a Sanctioned Jurisdiction;

“Sanctioned Jurisdiction”	at any time, a country or territory which is itself the subject or target of any Sanctions;

“Sanctions”
means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced by the U.S. government (including, but not limited to, the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury, or other Governmental Entity with regulatory authority over any Group Member from time to time;

“Second Disclosure Letter”	the letter from the Warrantors to the Buyer, making Disclosures in respect of the Completion Warranties, delivered in accordance with Clause 2.2;

“Seller”	has the meaning given to it in the Sale and Purchase Agreement;

“Senior Employee”	each of the key employees of the Group listed in Data Room folder 8.1.2.3.2.2;

“SIG”	a standards-setting organization, industry body, consortium, or other multi-party special interest group;

“Sponsor Entity”	has the meaning given to it in the Sale and Purchase Agreement;

“Subsidiary Undertakings”	the subsidiary undertakings in respect of which the Company is a parent undertaking;

“Tax” and “Taxation”
all forms of taxation, contributions, duties, imposts and levies imposed, assessed or collected by a Tax Authority in any jurisdiction, whether by withholding or otherwise, including any interest, fine, penalty, addition or surcharge levied in connection therewith;

“Tax Authority”	any local, municipal, governmental, federal, state or other fiscal, revenue, customs or excise authority, body, agency or official competent to impose, assess or collect a liability to Tax;

“Tax Claim”	a claim by the Buyer for a breach of any Tax Warranty or a claim under the Tax Covenant;

“Tax Covenant”	the covenant related to Taxation set out in Schedule 5;

“Tax Covenant Claim”	any claim by the Buyer under the Tax Covenant;

“Tax Return”
any return, computation, notice declaration, claim for refund, report, information return or other document (including schedules or any related or supporting statement, information or attachment and including any amendment thereof) filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any laws relating to any Tax;

“Tax Warranties”	the Warranties set out in paragraph 16 (Tax) of Schedule 2 (Warranties);

“Transaction”	has the meaning given in the Sale and Purchase Agreement;

“Transaction Documents”	has the meaning given in the Sale and Purchase Agreement;

“Units”	has the meaning given to it in the Sale and Purchase Agreement;

“US GAAP”	generally accepted accounting principles as in effect in the United States on the date of this Deed;

“Warrantors’ Representative”	the representative of the Warrantors appointed from time to time pursuant to Clause 7.10 (Warrantors’ Representative);

“Warranty”	a statement set out in Schedule 2 (Warranties) and “Warranties” means all such statements; and

“Warranty and Indemnity Insurance Policy”	the warranty and indemnity insurance policy to be issued in favour of the Buyer on or around the date of this Deed.

2	In this Deed unless otherwise specified:

(a)
references to “subsidiary undertaking” and “parent undertaking” shall be construed in accordance with section 1162 of the Companies Act 2006. A subsidiary and a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

(b)
references to a “person” includes any individual, body corporate, trust, partnership, joint venture, unincorporated association or governmental, quasi-governmental, judicial or regulatory entity (or any department, agency or political sub-division of any such entity), in each case whether or not having a separate legal personality, and any reference to a “company” includes any company, corporation or other body corporate, limited partnership or limited liability partnership wherever and however incorporated or established;

(c)	references to a “Party” mean the Parties to this Agreement;

(d)
references to a document in the “agreed form” are to that document in the form agreed to by or on behalf of the Seller and the Buyer (either signed by or on behalf of each party or specifically and expressly agreed by exchange of emails between the Buyer’s Solicitors and the Seller’s Solicitors to be the agreed form document for the purposes of this Agreement);

(e)
the ejusdem generis principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(f)	references to the singular include the plural and vice versa;

(g)	references to a Clause or Schedule are to a Clause or Schedule of this Agreement, and references to this Agreement include the Schedules;

(h)	the headings in this Agreement do not affect its construction or interpretation;

(i)
references to a statute or a statutory provision include references to such statute or statutory provision as amended or re-enacted whether before or after the date of this Agreement and include all subordinate legislation made under the relevant statute whether before or after the date of this Agreement save where that amendment, re-enactment or subordinate legislation is made after the date of this Agreement and would extend or increase the liability of any Party under this Agreement;

(j)	except as expressly stated otherwise in this Agreement, references to the time of day are to London time;

(k)
a reference to something being “in writing” or “written” includes any mode of representing or reproducing words in visible form that is capable of reproduction in hard copy form, including words transmitted by email but excluding any other form of electronic or digital communication;

(l)	“$” and “USD” means U.S. Dollars, being the lawful currency for the time being of the United States of America; and

(m)	a reference to a document is a reference to that document as amended or modified from time to time in writing by the mutual consent of the Parties.

EXECUTED AND DELIVERED AS A DEED	)
BY	)
LARS BRICKENKAMP	)	/s/ Lars Brickenkamp
)
)
in the presence of:	)

/s/ BEARD Véronique
Signature of witness

BEARD Véronique
Name of witness

73 Rue de Dole 25 000 Besançon
Address of witness

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EXECUTED AND DELIVERED AS A DEED	)
BY	)
CATHY YANG	)	/s/ Cathy Yang
)
)
in the presence of:	)

/s/ Weili Yuh
Signature of witness

Weili Yuh
Name of witness

131 Dartmouth St 3rd Floor, Boston, MA, 02116, USA
Address of witness

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EXECUTED AND DELIVERED AS A DEED	)
BY	)
BRUNO PREVOT	)	/s/ Bruno Pevot
)
)
in the presence of:	)

/s/ Cezary Pilarski
Signature of witness

Cezary Pilarski
Name of witness

Mathilde-Lehmann-str. 12, 27574 Bremerhaven
Address of witness

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EXECUTED AND DELIVERED AS A DEED	)
BY	)
JEREMY HEBRAS	)	/s/ Jeremy Hebras
)
)
in the presence of:	)

/s/ Patrick Musch
Signature of witness

Patrick Musch
Name of witness

22, val de vèze 39350 Ougney
Address of witness

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EXECUTED AND DELIVERED AS A DEED	)
BY	)
TED ARNSTEIN	)	/s/ Edward R Arnstein
)
)
in the presence of:	)

/s/ Alison Arnstein
Signature of witness

Alison Arnstein
Name of witness

153 Crafts Rd, Chestnut Hill MA 02467
Address of witness

[Nimbus – Signature Page to Management Warranty Deed]

EXECUTED AND DELIVERED AS A DEED	)
BY LITTELFUSE, INC.	)
	)	/s/ Ryan Stafford
acting by Ryan Stafford ,	)	Title: Executive Vice President,
an authorised signatory	)	Chief Legal Officer and Corporate Secretary

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